

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
David C. Benson
Executive Vice President and
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue NW
Washington, DC 200016

> **Re:** **Federal National Mortgage Association**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **File No. 0-50231**

Dear Mr. Benson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin Regarding Framework for Adversely Classifying Loans, page 34

1. You state that the FHFA Advisory Bulletin requires you to classify as a "loss" and then charge-off the "loss" for the portion of a single-family loan in excess of the fair value of the underlying property, less cost to sell when the loan is 180 days delinquent. Effective January 1, 2014 you will implement the classification portion of the advisory bulletin and then on January 1, 2015 the updated accounting policy related to charge-offs of delinquent loans will be implemented. Please address the following:

  - Describe how this advisory bulletin will change your allowance for loan losses methodology for single-family loans. For example, specifically discuss whether it will have any effect on your allowance methodology for loans less than 180 days delinquent.

- Describe in more detail when you determine foreclosure to be probable for your single-family loans, and quantify the amount of loans for which you have measured impairment based on an estimate of the underlying collateral value consistent with your existing allowance methodology discussed on page F-20. As part of your response, to the extent known, please discuss the effect that the advisory bulletin will have on the overall timing of when the allowance will be measured based on fair value less costs to sell, as well as the overall volume of loans that will be affected.

- Your disclosure on page F-19 indicates that in your allowance methodology you consider your loss mitigation operations. Tell us whether the timing of your modification activities is expected to affect the level of the allowance based on the guidance in the advisory bulletin. For example, clarify whether a loan modification that has not occurred as of 180 days past due, but is expected to occur later is considered in your current methodology and whether it could be considered under the advisory bulletin.

- Tell us whether the amount you will charge-off under the advisory bulletin will consider the likelihood of recovery before foreclosure or loss mitigation operations.

- Describe how you will account for recoveries (e.g. under a cost recovery method, etc.) and when the amount will be reported through loan loss reserves versus as a reduction in foreclosed property expenses.

- Tell us the extent to which the advisory bulletin is expected to have an effect on the allowance methodology or charge-off policy for your Chapter 7 bankruptcy loans.

- Tell us the extent to which the advisory bulletin is expected to have an effect on your delinquency statistics given the guidance in the bulletin on the effect of partial payments on your delinquency statistics.

Benefit (Provision) for Credit Losses, page 81

2. We note you had a $1.2 billion benefit for loan losses and on page 84 you disclose the three credit quality improvements that had the largest impact. You state these improvements were partially offset by a $3.5 billion net increase in provision related to changes in assumptions and data used to calculate the reserve (as discussed further on page 72) and a $1.1 billion increase in provision related to loans classified as troubled debt restructurings because the borrower received bankruptcy relief. Given the magnitude that these credit quality improvements had on your overall allowance and provision amounts, to the extent possible, separately quantify the impact that each of the three credit quality improvements had. If quantification of each of the factors is not

possible, please at least discuss the driver that had the largest effect on reducing the allowance for loan losses and provision during 2012. Additionally, to the extent similar assumptions and credit quality improvements materially affect the allowance for loan losses in future periods, either individually or in the aggregate, try to separately quantify the impact of each assumption change.

Measurement of Interest Rate Risk, page 156

3.   Table 64 discloses your average duration gap of (0.1) months and your disclosure on page 157 indicates that this results from the duration of your liabilities exceeding your assets. Table 64 also demonstrates that the negative rate shocks cause a positive impact to your pre-tax market value of your net portfolio and the same is true for the positive 50 basis points impact. Please respond to the following:

- Explain why your pre-tax market value of your net portfolio moves in the same direction no matter the direction of the rate shock;

- Tell us why for a 50 basis points increase there is an impact, but not for a 100 basis points increase; and

- Enhance your qualitative disclosures in future filings to explain why the impact of a rate level shock might not perform as expected based on the duration gap results.

Notes to Consolidated Financial Statements, page F-7

Note 2 - Consolidations and Transfers of Financial Assets, page F-25

4.   We note your securitization trusts include both your single-class and multi-class securities and your investment in mortgage-backed securities that have been issued via private-label trusts. Footnote 1 to your unconsolidated VIEs table on page F-27 states that the available-for-sale and trading securities includes those recognized due to consolidation of certain multi-class resecuritization trusts. We also note that the maximum exposure to loss generally represents the greater of your recorded investment in the entity or the unpaid principal balance of the assets covered by your guaranty. Please address the following:

- We were unable to reconcile the amounts presented for available-for-sale and trading securities here with the amounts disclosed in Note 5. Explain why there would be a difference in the amounts and provide a reconciliation of the difference.

- Revise the unconsolidated VIEs table in future filings to disaggregate the mortgage-backed trusts that you issue versus those issued via private-label trusts. Provide us with a copy of the revised disclosure as of March 31, 2013 and December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant